 Exhibit 99.1

DIGATRADE ACQUIRES EXCLUSIVE 5 YEAR TECHNOLOGY LICENCING AGREEMENT FOR THE UNITED KINGDOM FROM SECURTER SYSTEMS INC.
“Shareholder & Future Plans Update”

Vancouver, British Columbia / ACCESSWIRE / July 12, 2021 - DIGATRADE FINANCIAL CORP (OTCPK: DIGAF), www.DigatradeFinancial.com, a financial technology services company, today announced that it has executed a 5-year exclusive territory sales and marketing agreement with Securter Systems Inc. (“SSI”) for the United Kingdom.

Digatrade is a major equity shareholder in SSI and now has acquired an exclusive five-year Licensing Agreement (“License”) whereby Digatrade has acquired the sales and marketing rights to the United Kingdom (“Territory”). Terms of the agreement include: SSI has the option to Buy-Out (“Buy-Out”) the License by paying Digatrade (“License Holder”) three (3) times the Regions Net Profit in accordance with IFRS accounting standards. Should the License Holder expend a minimum of CDN$500,000.00 for sales & marketing activities in the region, then the Buy-Out shall be determined by the “Fair Market Value” as independently determined.

United Kingdom “UK” Payments Market Expecting Major Growth; all figures based in GBP:

● Contactless debit and credit card payment volumes totalled $8.6 billion
● Cash payments decreased by 15% to $9.3b
● Faster Payments and other remote banking totalled just under $2.5 billion in 2020
● Cheque volumes continued falling in 2020, accounting for less than 1% of payments made in the UK
● 72% of UK adults used online banking and 50% used mobile banking
● Banks Direct Credit volumes fell by 3% to $2b
● Direct Debit volumes rose 3% to $4.5b
● The value of Clearing House Automated Payment System “CHAPS” decreased slightly to $83.4 trillion

$8,743 billion total value of payments in 2020
50% of adults now use mobile banking
40.0 billion total payments in 2020

Digatrade’s access to this exciting technology for online payment processing presents numerous and vast opportunities, especially in the UK. As CNP (“Card Not Present”) transactions explode, driven in part by the pandemic and adoption of global online commerce, so does the risk of fraud. This unique technology will improve the financial security and privacy of all CNP transactions processed by participating financial institutions and payment processors. The technology has the ability to reduce billions of dollars of losses annually that arise from fraudulent online transactions. The licensed technology has multiple elements by which to tackle mounting online losses in the online payment processing sector. Digatrade’s acquisition of the sales & marketing license in the United Kingdom is anticipated to increase Digatrade’s profile in the fintech sector due to the immense benefit that the SSI technology brings to major financial institutions and credit card users alike.

Under the existing SSI revenue share model with its payment processing partners, Digatrade will benefit from a proportion of this revenue as it builds its sales and marketing efforts in the UK. The revenue sharing model has produced the fintech giants that operate in today’s global payments system. Digatrade will thereby benefit financially from the existing payments infrastructure, and the relationships developed by SSI improving reliability, profitability, convenience, and security.

Corporate Update

Digatrade is also preparing a suite of new investor relations resources for shareholders that will inform them in greater detail of our goals in fintech as well as the company’s progress in meeting these goals. Digatrade’s information-portal will help DIGAF shareholders understand the business significance to them (and to the fintech industry).

Digatrade holds three guiding principles for the company, for the benefit of its cryptocurrency interested shareholders. The first is to implement a business model that makes the company immune to downward fluctuations in Bitcoin, Ethereum and other altcoin valuations. The second is to solve actual problems and increase functionality of cryptocurrency transactions, not merely replicate payment methods and payment corridors that already exist. The third is to follow a multi-stakeholder model that goes beyond only addressing consumer experiences to include the perspective of vendors for two-sided transactional ease, non-commercial institutions whose interests may not be as remote as they imagine and governments who are not yet clear in their policies but may in fact become enormous beneficiaries across their vast operations.

At the heart of Digatrade’s innovation program is a focus on the huge untapped development and commercialization opportunities in the underlying blockchain technology ecosystem. Digatrade CEO, Brad Moynes, explains: “It’s easy to get lost in the theory of what’s possible. We are collaborating with industry leaders in this sector to mine the technology itself and deliver useful applications that are not already overdone in this space. An example is something as basic as being able to trade cryptocurrency easily, securely and in small quantities by credit card and to spend it just as easily and securely, by multiple methods. Proof of stake and Ethereum could boost growth in the PoS business to over $40b by 2025.

Digatrade shareholder value is projected to grow due to aggregate transaction fee-sharing with SSI and their PSP partners. These fees accumulate from massive aggregate transaction value that is channeled through the international credit card processing system. Small individual transaction fees paid by cardholders and merchants become enormous in total because of the billions of transactions occurring annually around the world. Online purchases by consumers and businesses are growing faster than any other credit card transaction categories because of the unmatched convenience that the online experience provides to purchasers. This is an area of competitive advantage for Digatrade where its licensed patent pending transaction security technology originated.

Digatrade’s growing expertise in fintech innovations will also be applied where new cryptocurrency and credit card systems overlap. This is an area of fast-growing interest in the world’s payments system because millions of credit card holders who also hold cryptocurrency want to choose the payment method that suits them best at the moment, varying from transaction to transaction. Credit cards remain a popular core payment modality, but safe and affordable multiplex systems are needed.

To help Digatrade shareholders understand the direction of our strategy in coming months, management has now outlined further developments that Digatrade is targeting for the benefit of future DIGAF shareholder value. Each of the key areas of operation listed below will generate a related flow of events as DIGAF moves steadily toward the launch of its fintech. A supplementary PowerPoint has been added to the Digatrade Investor website under SEC Fair Disclosure Guidelines:

Targeted Digatrade Developments in Q3 2021 and beyond in key licensed markets including South America and the United Kingdom.

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More key management/sales advisor appointments to provide Digatrade with world-class perspective, experience and expectations for successful partnership operations within the industry;

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Implementation of new in-store and online shopping incentive system(s) that will allow the start its commercial marketing and sales activities with consumers in mind. The purpose will be to engage with merchants and online shoppers for awareness-building and revenue with the licensed territory;

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Progress toward the development of policies for the engagement of governments (as users, funders and regulators);

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Presentation of an operational pilot program to significant additional PSP partner candidates who are senior in stature within the world’s payments systems;

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Approval of/by international consulting organization(s) for service bridges between international groups and applied initiatives;

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Revealing collaboration-platform allies who will stimulate tech integrations;

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Identification and disclosure of the most suitable 3rd party cryptocurrency exchange platforms for integration into Digatrade merchant services infrastructure.

In addition, Digatrade is pleased to report that the Securter Crowdfunding campaign is progressing well and can be viewed here: https://vested.ca/projects/view/119/ One of the goals of the Securter crowdfunding is to obtain a minimum of 150 investors to meet the minimum distribution requirements for going public on a nationally recognized Canadian Stock Exchange.

More information will be made available when it materializes.

ABOUT DIGATRADE

DIGATRADE is a Financial Technology “fintech” services company. Digatrade is developing various payment industry process improvements that are proprietary. They represent a next generation platform for security and convenience in a variety of modalities, including online credit card payment system in South America. Digatrade is targeting numerous fintech service licensing vehicles, also including blockchain derived applications. Digatrade Financial Corp. is located in Vancouver, British Columbia, and publicly listed on the OTC.PK under the trading symbol DIGAF.  DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC".

ABOUT SECURTER

Securter Systems Inc. (https://securter.com) is a Canadian-based fintech company that is developing a ground-breaking payment processing technology that dramatically reduces the security risks associated with online purchases. The Securter™ Payment App allows consumers to use their credit or debit card directly without having to manually input their confidential card information. Securter’s patent-pending process turns a consumer’s mobile phone into their own payment terminal (personal card reader/POS), allowing them to tap or scan their credit/debt card on their own phone. Cards are now deemed present (CP) for the online transaction the same way they are when tapped or scanned in-person (in-store), allowing merchants to capture electronic data stored on the card and verify the transaction.

CORPORATE CONTACT INFORMATION:
Digatrade Financial Corp
1500 West Georgia Street, 1300
Vancouver, BC V6G 2Z6 Canada
Tel: +1(604) 200-0071
Fax: +1(604) 200-0072
www.DigatradeFinancialInvestor.com
www.DigatradeFinancial.com

Forward-Looking Information
This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or development that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking information whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.